SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of November 2002
                                                    -------------

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F _x_ Form 40-F

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.)

                                 Yes ___ No ____


Enclosures:

1. Press release dated: 01/11/02; 13/11/02; 12/11/02 (x2); 21/11/02

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


Date: 05 December 2002

                                                       By: /s/ Dimitris Kouvatos
                                                        ------------------------
                                                         Name: Dimitris Kouvatos
                                                  Title: Chief Financial Officer

              OTE AND ROMANIAN MINISTRY OF COMMUNICATIONS ANNOUNCE
                         AGREEMENT REGARDING ROMTELECOM

ATHENS, Greece - November 1, 2002 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider and the Romanian Ministry of Communications and Information Technology ("MCIT"), today announced that, following intensive discussions between the parties over the past few weeks, the parties have agreed, subject to approval by the Romanian Cabinet and the Board of OTE, the proposed terms of a transaction in the value of USD 243 million to Romtelecom. The consideration will consist of a combination of cash and conversion of debt into equity in Romtelecom. In addition, the transaction will involve the acquisition of a further limited number of existing shares from MCIT as representative of the Romanian State. The two transactions will see OTE assume majority ownership of the share capital of Romtelecom.


--------------------------------------------------------------------------------
About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.
--------------------------------------------------------------------------------
Contacts:
OTE:              George Rallis - Investor Relations Officer
                   Tel: +30 10 611 5888; email: grallis@ote.gr
                  Kostas Bratsikas - Investor Relations
                   Tel: +30 10 611 1428; email: brakon@ote.gr
Taylor Rafferty:  London: +44 20 7936 0400, New York: +1 212-889-4350;
                   email: ote@taylor-rafferty.com
--------------------------------------------------------------------------------


Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002.

                  OTE ANNOUNCES FINANCING OF SATELLITE PROGRAM

ATHENS, Greece - November 12, 2002 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that OTE's Board of Directors has decided to increase the funding in HellasSat, contributing $30 million to the company's share capital.

HellasSat is a company responsible for the launch and commercial use of a satellite that will be positioned at 39o East and have a wide coverage. The satellite will have two deployable antennas through which it will provide Pan European coverage, while the two available steerable beams can be moved to cover South Africa and Middle East. The satellite is expected to be operational in time for coverage of the 2004 Athens Olympic Games.

Previously OTE had contributed $12.5 million in HellasSat's share capital. Through the current injection of capital OTE will temporarily hold a large majority of the company's share capital; however, as there is interest from other investors to participate in this venture, OTE's interest is expected to decrease over time.

--------------------------------------------------------------------------------
About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.

--------------------------------------------------------------------------------
Contacts:
OTE:              George Rallis - Investor Relations Officer
                   Tel: +30 210 611 5888; email: grallis@ote.gr
                  Kostas Bratsikas - Investor Relations
                   Tel: +30 210 611 1428; email: brakon@ote.gr
Taylor Rafferty:  London: +44 20 7936 0400, New York: +1 212-889-4350;
                   email: ote@taylor-rafferty.com
--------------------------------------------------------------------------------

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002.
--------------------------------------------------------------------------------

             OTE ANNOUNCES TERMS OF TRANSACTION REGARDING ROMTELECOM

ATHENS, Greece - November 12, 2002 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced the terms of a transaction between OTE and the Romanian government regarding RomTelecom. The transaction includes a $243 million increase of RomTelecom's capital, to be fully subscribed by OTE. This amount comprises $98 million of conversion of debt into equity ((euro)55 million representing a bridge loan from OTE to RomTelecom and $43 million representing trade debt payable by RomTelecom to OTE). Following this capital increase, OTE will own approximately 51% of RomTelecom's share capital. In addition, the transaction will involve the acquisition of a further 3% interest in RomTelecom's expanded share capital from the Romanian Ministry of Communications as representative of the Romanian State for approximately $31 million. The two transactions will see OTE assume 54% ownership of the share capital of RomTelecom.

Separately, the company's restructuring program, in addition to reducing capital expenditure and operating expenses, will entail restructuring of RomTelecom debt. It is currently estimated that debt of $250 million will be required, partly to restructure existing debt. Both shareholders will use their best efforts to support this process. Details of the restructuring plan together with the company's strategic and operational priorities will be announced following the completion of the transaction.

Lefteris Antonacopoulos, OTE's Chairman and CEO, noted "we are pleased with the outcome of our negotiations with the Romanian government, as we believe that this transaction is a positive development for both sides and provides a strong base for the transformation of RomTelecom into a modern profitable organization offering high quality telecommunications services to individual and business customers in Romania."

--------------------------------------------------------------------------------
About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.
--------------------------------------------------------------------------------

Contacts:
OTE:              George Rallis - Investor Relations Officer
                   Tel: +30 210 611 5888; email: grallis@ote.gr
                  Kostas Bratsikas - Investor Relations
                   Tel: +30 210 611 1428; email: brakon@ote.gr
Taylor Rafferty:  London: +44 20 7936 0400, New York: +1 212-889-4350;
                   email: ote@taylor-rafferty.com
--------------------------------------------------------------------------------

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002.


Appendix

RomTelecom Summary Financial Statements based on US G.A.A.P.

Condensed Consolidated Balance Sheets, (euro) million

Assets                                                Dec 31, 2001                June 30, 2002
                                                                                   (Unaudited)

Current assets                                            302.3                       246.2
Property, plant and equipment, net                      2,045.5                     2,085.1
Other non-current assets                                   26.7

Total Assets                                            2,374.5                     2,331.3

Liabilities and Shareholders' equity

Current liabilities                                       878.7                       847.5
Long-term debt                                            168.6                       148.6
Other long-term liabilities                               178.4                       158.5
Shareholders' equity                                    1,148.8                     1,176.7

Total Liabilities and
Shareholders' equity                                    2,374.5                     2,331.3

Condensed consolidated statements of operations, (euro) million

                                                          2001                    H1 2002
                                                                                  (Unaudited)

Operating Revenues                                        955.4                       480.7
Operating Expenses                                       (911.6)                     (470.9)
                                                         -------                     -------
                                                           43.8                         9.8
Other income/(expense), net                               (65.7)                       (3.5)
                                                          ------                       -----
Income before taxes                                       (21.9)                        6.3

       OTE PRECISION REGARDING VALUATION BASIS FOR ROMTELECOM TRANSACTION

ATHENS, Greece - November 13, 2002 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today issued the following statement:

Following erroneous interpretations by financial analysts and the media regarding the valuation of RomTelecom used as a basis for the series of transactions announced yesterday, OTE wishes to clarify the issue.

For the purpose of these transactions, the parties retained a valuation of RomTelecom's equity, prior to the $243 million capital increase, of $750 million. Following the capital increase, OTE's interest in RomTelecom will increase to approximately 51% of the expanded equity base, as OTE will be the sole subscriber to the capital increase, which will be carried out through issuance of new shares. The equity value of RomTelecom following the capital increase will therefore amount to $993 million. Based on the same price per share, OTE will acquire an additional interest of approximately 3% for a consideration of $31 million from the Romanian government. Following these transactions, OTE's interest in RomTelecom will thereby amount to 54% of the expanded share capital.

--------------------------------------------------------------------------------
About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.
--------------------------------------------------------------------------------
Contacts:
OTE:              George Rallis - Investor Relations Officer
                   Tel: +30 210 611 5888; email: grallis@ote.gr
                  Kostas Bratsikas - Investor Relations
                   Tel: +30 210 611 1428; email: brakon@ote.gr
Taylor Rafferty:  London: +44 20 7936 0400, New York: +1 212-889-4350;
                   email: ote@taylor-rafferty.com
--------------------------------------------------------------------------------

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002.

             OTE ANNOUNCES TIMING OF ROMTELECOM TRANSACTION DETAILS


ATHENS, Greece - November 21, 2002 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, following press articles and commentary in the Greek media that do not provide the complete picture of the transaction between OTE and the Romanian government regarding RomTelecom, has issued the following statement:

As previously mentioned, details of the transactions through which OTE will acquire a majority interest (54%) in RomTelecom will be issued on November 27, 2002, together with the announcement of third quarter 2002 results.

--------------------------------------------------------------------------------
About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.

--------------------------------------------------------------------------------
Contacts:
OTE:              George Rallis - Investor Relations Officer
                   Tel: +30 210 611 5888; email: grallis@ote.gr
                  Kostas Bratsikas - Investor Relations
                   Tel: +30 210 611 1428; email: brakon@ote.gr
Taylor Rafferty:  London: +44 20 7936 0400, New York: +1 212-889-4350
                   email: ote@taylor-rafferty.com
--------------------------------------------------------------------------------

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002.